As Filed With The Securities And Exchange Commission On May 19, 1997


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               SCHEDULE 14D-1/A
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                               (Final Amendment)

                                Microcom, Inc.
                           (Name of Subject Company)

                              Compaq-Boston, Inc.
                                   (Bidder)
                      A direct wholly-owned subsidiary of
                          Compaq Computer Corporation

                    Common Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)
                               _________________
                                   595019100
                                 (CUSIP Number)

                            J. David Cabello, Esq.
                             Senior Vice President
                         General Counsel And Secretary
                          Compaq Computer Corporation
                                 20555 SH 249
                               Houston, TX 77070
                                (281) 370-0670

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies to:
                                  Chris Mayer
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

=============================================================================
 ------------------------
|  CUSIP NO.  595019100  |
 ------------------------

=============================================================================
|         |                                                                 |
|  1      | NAMES OF REPORTING PERSONS                                      |
|         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS              |
|         | Compaq Computer Corporation                                     |
|         | 76-0011617                                                      |
-----------------------------------------------------------------------------
|  2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                |
|         |                                                         (a) [ ] |
|         |                                                         (b) [ ] |
------------------------------------------------------------------------------
|  3      | SEC USE ONLY                                                    |
------------------------------------------------------------------------------
|  4      | SOURCE OF FUNDS                                                 |
|         |   WC                                                            |
------------------------------------------------------------------------------
|  5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |
|         | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                     [ ] |
------------------------------------------------------------------------------
|  6      | CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         | Delaware                                                        |
------------------------------------------------------------------------------
|  7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     |
|         | REPORTING PERSON                                                |
|         | 0 shares of common stock                                        |
------------------------------------------------------------------------------
|  8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         | EXCLUDES CERTAIN SHARES                                     [ ] |
------------------------------------------------------------------------------
|  9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         | 0                                                               |
------------------------------------------------------------------------------
| 10      | TYPE OF REPORTING PERSON                                        |
|         | HC, CO                                                          |
=============================================================================

 ------------------------
|  CUSIP NO.  595019100  |
 ------------------------

=============================================================================
|         |                                                                 |
|  1      | NAMES OF REPORTING PERSONS                                      |
|         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS              |
|         | Compaq-Boston, Inc.                                             |
|         | 76-0536830                                                      |
------------------------------------------------------------------------------
|  2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                |
|         |                                                         (a) [ ] |
|         |                                                         (b) [ ] |
------------------------------------------------------------------------------
|  3      | SEC USE ONLY                                                    |
------------------------------------------------------------------------------
|  4      | SOURCE OF FUNDS                                                 |
|         |   WC                                                            |
------------------------------------------------------------------------------
|  5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |
|         | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                     [ ] |
------------------------------------------------------------------------------
|  6      | CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         | Massachusetts                                                   |
------------------------------------------------------------------------------
|  7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     |
|         | REPORTING PERSON                                                |
|         | 16,095,007 shares of common stock                               |
------------------------------------------------------------------------------
|  8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         | EXCLUDES CERTAIN SHARES                                     [ ] |
------------------------------------------------------------------------------
|  9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         | Approximately 97 percent of outstanding shares of common stock  |
------------------------------------------------------------------------------
| 10      | TYPE OF REPORTING PERSON                                        |
|         | CO                                                              |
=============================================================================

    This amends and supplements the Tender Offer Statement on Schedule 14D-1 of Compaq-Boston, Inc., a Massachusetts corporation ("Purchaser") and a wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on April 16, 1997 (the "14D-1"), in connection with the offer by Purchaser for all outstanding shares of Common Stock, $.01 par value (the "Shares"), of Microcom, Inc., a Massachusetts corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the 14D-1.

Item  6.  Interest  in  Securities  of  the  Subject  Company.
--------          ----------------------------------------------------

(a)-(b) Item 6 is hereby amended and supplemented by adding to the end thereof the following:

    The Offer expired at 12:00 midnight, New York City time, on Tuesday, May 13, 1997. According to a preliminary count by the Depositary, as of midnight, New York City time, on Tuesday, May 13, 1997, there were validly tendered pursuant to the Offer 16,095,007 Shares (including 1,566,847 Shares subject to guarantees of or receipt of additional documentation) which represents approximately 97% of the Shares currently outstanding. Pursuant to the Offer, Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.


ITEM 11.     Material To Be Filed As Exhibits.
--------     ---------------------------------

     Item 11 is hereby amended to add the following exhibit:

     (a)(8) Press release issued by Parent on May 14, 1997


     SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997                                      Compaq-Boston, Inc.


                                                    By: /s/ J. David Cabello
                                                        --------------------
                                                      Name: J. David Cabello
                                                               Title:  Clerk


                                                 Compaq Computer Corporation


                                                    By: /s/ J. David Cabello
                                                        --------------------
                                                      Name: J. David Cabello
                                                      Title:  Senior Vice
                                                          President, General
                                                       Counsel and Secretary

                                                             EXHIBIT (a) (8)

COMPAQ  COMPUTER CORPORATION     P.O. BOX 692000                NEWS RELEASE
PUBLIC  RELATIONS  DEPARTMENT    HOUSTON,  TEXAS 77269-2000
                                 TEL  281-514-0484
                                 FAX  281-514-4583
                                 HTTP://WWW.COMPAQ.COM

[Logo  of  Compaq  Computer  Corporation  appears  here]


FOR  IMMEDIATE  RELEASE


       COMPAQ ANNOUNCES SUCCESSFUL TENDER OFFER FOR MICROCOM ACQUISITION


     HOUSTON, May 14, 1997 - Compaq Computer Corporation (NYSE: CPQ) today announced that 16,095,007 shares, or approximately 97 percent of the outstanding shares of Microcom, Inc. (NASDAQ: MNPI), were tendered for $16.25 per share in cash in response to its tender offer which closed on May 13, 1997, based upon a preliminary count by ChaseMellon Shareholder Services, LLC, the depositary. The shares (which include 1,566,847 shares subject to guarantees of delivery or receipt of additional documentation) will be purchased in accordance with the terms of the offer.

     Microcom, located in Norwood, Massachusetts, is a leading provider of central site and remote access solutions, offering a broad line of products utilizing its wide area network (WAN) technology and its network management and remote access software.

     "This acquisition accelerates the evolution of Compaq from a PC company to a full service computer company, and fuels our growth as we strive to become one of the top three computer companies in the world," said Eckhard Pfeiffer, President and Chief Executive Officer of Compaq Computer Corporation.

     Compaq will proceed with those steps necessary to complete the merger of Microcom into Compaq-Boston, Inc., a wholly-owned subsidiary. A special meeting of Microcom's shareholders is expected to be held in the second half of June, and the merger will follow shortly thereafter.

     Pursuant to the merger, any shares of Microcom common stock not tendered and purchased pursuant to the tender offer or otherwise owned by Compaq will be converted into the right to receive $16.25 per share in cash.

     "We are very pleased with the large number of shares tendered and look forward to integrating Microcom into our business," said Alan Lutz, Senior Vice President and Group General Manager, Compaq Communication Products Group.

COMPANY BACKGROUND
     Compaq Computer Corporation, a Fortune 100 company, is the fifth largest computer company in the world and the largest global supplier of personal computers, delivering useful innovation through products that connect people with people and people with information. The company is an industry leader in environmentally friendly programs and business practices. Compaq is strategically organized to meet the current and future needs of its customers, offering Internet and enterprise computing solutions, networking products, commercial PC products and consumer PCs. As the leader in distributed enterprise solutions, Compaq has shipped over a million servers. In 1996, the company reported worldwide sales of $18.1 billion. Compaq products are sold and supported in more than 100 countries through a network of authorized Compaq marketing partners. Customer support and information about Compaq and its products can be found at http://www.compaq.com or by calling 1-800-OK-COMPAQ. Product information and reseller locations can be obtained by calling 1-800-345-1518.

                                   #   #   #


Compaq, Registered U.S. Patent and Trademark Office. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

For further editorial information, contact:

Compaq Computer Corporation     Nora Hahn          281-514-0484
nhahn@bangate.compaq.com

Miller/Shandwick Technologies     Julie Akstin     617-536-0470
jakstin@miller.shandwick.com